United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

MATERIAL FACT

     Pursuant to the provisions of article 157, paragraph 4, of Law nº 6,404/76 and of CVM Instruction nº 358/2002, ARACRUZ CELULOSE S.A. ("Aracruz") announces that, on this date, the company received notification from its shareholder Votorantim Celulose e Papel S.A. (“VCP”) advising that it had entered into a contract for the acquisition, directly or through a subsidiary, of 127,506,457 (one hundred and twenty-seven million, five hundred and six thousand, four hundred and fifty-seven) common shares issued by Aracruz and presently owned by the Safra Family, representing approximately 28% (twenty-eight percent) of the company’s voting capital, as a result of that family’s exercising of its tag along rights in relation to the transaction carried out with the Lorentzen, Moreira Salles and Almeida Braga families (the “Families”), which was disclosed to the market in a material information release published on January 20, 2009.

     This transaction will be closed by the end of April 2009, in accordance with the terms and conditions of the abovementioned contract. Upon such closing, which will consolidate the transaction previously carried out with the Families, VCP will own, directly or indirectly, around 84% (eighty-four percent) of Aracruz’s voting capital.

     In accordance with the abovementioned notification, VCP will submit to the CVM (Brazilian Securities Commission) a request for the registration of a public share offering for acquisition of the outstanding common stock issued by Aracruz, for an amount equivalent to 80% (eighty percent) of the price and to be paid on the same terms as those agreed with the Safra Family and the Families.

Aracruz, March 5, 2009.

Marcos Grodetzky Investor Relations Officer

This notice is not an offer for sale of the securities in the United States. Any security referred to in this notice may not be sold in the United States absent registration or an exemption from registration. Any public offering of the securities mentioned in this notice will be made by means of a prospectus containing detailed information regarding the companies involved and their management, as well as their respective financial statements.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer